

Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia
CANADA V6E 2K3
TSX: KOR OTCQX: CORVF

Tel: (604) 638-3246
Fax: (604) 408-7499
info@corvusgold.com
www.corvusgold.com

NR15-14   **October 15, 2015**

Corvus Gold Expands New Rhyolite Vein Zone Discovery, East of YellowJacket Deposit, North Bullfrog Project, Nevada and Announces Results of Election of Directors

Highlights: 10.7m @ 3.47 g/t Gold and 3.6 g/t Silver

Vancouver, B.C… Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces a new broad intercept from the Rhyolite Zone discovery northeast of the YellowJacket deposit on its North Bullfrog project in Nevada (Table 1). The new high-grade intercept of **10.7m of 3.47 g/t Au and 3.6 g/t Ag** is within a broad interval of moderate grade mineralization (**210m of 0.47 g/t Au and 1.4 g/t Ag**) and represents a new center of gold-silver mineralization immediately east of the YellowJacket deposit. Other surrounding high-grade gold intervals from the Rhyolite Zone include hole NB-13-352 (NR13-29, Oct.29, 2013) with 2.4m of 7.57 g/t Au and hole NB-14-392 (NR14-17, Sept.4, 2014) with 9.77m of 3.77 g/t Au (Figure 1).

The Rhyolite Zone mineralization is localized along a major NE trending structure which appears to be related to the large NE structures along the west side of the Sierra Blanca deposit to the southwest where earlier 2015 drilling intercepted higher level stockwork type mineralization (NB-15-425 with 4.1m @ 1.3 g/t Au and hole NB-15-426 with 3.7m @ 1.3 g/t Au). Follow-up drilling to extend the Rhyolite Zone to the east is planned for later this month.

Jeffrey Pontius Corvus Gold CEO states… "The results returned from the Rhyolite area have significantly increased the potential of the greater YellowJacket system. The development of a new, broad multi-gram vein system to the east of the existing deposit holds good potential for proximal mill resource expansion. Additionally the very broad zone of surrounding lower grade mineralization is important as it could be signalling a new center of mineralization in an area that has yet to be drill tested and highlights the upside potential and underexplored nature of this new District scale Nevada gold discovery."

Table 1: Initial Results from Rhyolite Zone
(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

	From (m)	To (m)	Length (m)*	Gold (g/t)	Silver (g/t)
NB-15-267	77.72	82.3	4.58	0.147	0.35
Azi 300 Incl -55	99.06	108.2	9.14	0.346	1.02
	112.78	323.08	210.31	0.472	1.41
including vein/sw	*173.74*	*184.4*	*10.66*	*3.471*	*3.59*
including vein/sw	*210.31*	*211.84*	*1.52*	*1.01*	*1.37*
including vein/sw	*225.55*	*227.08*	*1.52*	*1.09*	*2.76*

* Mineralized thickness is calculated on a 0.10 g/t Au cutoff with internal vein/stockwork intervals calculated using a 1.0 g/t Au cutoff

Rhyolite Zone

The Rhyolite Zone is centered on a NE-trending, moderate to steeply SE-dipping quartz vein/stockwork zone, hosted in a rhyolite intrusive body. The zone was intersected in 2014 by oriented core holes NB-14-352 and 392 at approximately the same elevation, and about 25 meters apart which confirmed NE-strike. New hole NB-15-267 tested this zone about 25 meters vertically below, confirming the dip angle and grade continuity. The zone is open along strike to the NE, SW and down-dip. With the confirmation of the Rhyolite Zone's strike, dip and grade continuity, a new high-grade gold system is emerging marginal to the existing YellowJacket deposit. It is important to note is that this is the first time Corvus Gold has specifically targeted a NE vein zone in the YellowJacket area and the fact that it is now surrounded by a very broad lower grade zone suggests the system is becoming stronger along strike and down dip. This success has increased the potential for the other major NE structural zones that cross the YellowJacket deposit and extend to the east.


N
Rhyolite Zone Projection
Rhyolite Vein Zone
10.66m/3.47 g/t Au
NB-15-267
Other Potential
NE Target areas
Yellowjacket Vein and Stockwork Zone
NE30
NE40
NE50
YJ workings
Meters
0
50
100
200

Figure1. *Drill hole map showing the new Rhyolite Zone with new drill hole location.*

Eastern Area Scout Drilling

Results from four scout holes drill in the Spicerite and North Spicerite targets have returned only minor low-grade gold intercepts. Holes NB-15-262, 263, 264 and 265 tested three structural zones in the south end of the East Bullfrog regional target area with negative results. Follow-up

drill in the East Bullfrog area will focus on the newly emerging large targets at Vinegaroon and Cat Hill which have returned encouraging surface gold and silver anomalies.

Results of Corvus Gold Annual General Meeting

At the 2015 AGM held October 9th in Vancouver, British Columbia, all resolutions put forward were approved by the shareholders. The following individuals were re-elected, by ballot, as directors of the Company: Steven Aaker, Anton Drescher, Catherine Gignac, Edward Yarrow, Rowland Perkins and the Company's CEO & President, Jeffrey Pontius.

The detailed proxy voting in respect of the election of directors was as follows:

Nominee	Votes FOR	Votes WITHHELD
Steven Aaker	42,394,152 (99.85%)	64,745 (0.15%)
Anton Drescher	30,716,752 (72.34%)	11,742,146 (27.66%)
Catherine Gignac	42,386,904 (99.83%)	71,993 (0.17%)
Rowland Perkins	38,293,727 (90.19%)	4,165,170 (9.81%)
Jeffrey Pontius	42,362,682 (99.77%)	96,215 (0.23%)
Edward Yarrow	42,360,154 (99.77%)	98,743 (0.23%)

*Shares represented by proxy but not voted:8,554,464 shares

(*Routine US broker-vote shares voted without beneficial owner instructions and therefore only eligible to vote for the appointment of auditors.)

The detailed "Report of Voting Results" on all resolutions for the Company's 2015 AGM is available under the Company's profile on SEDAR, on the Company's website, in the Company's Current Report on Form 8-K as filed with the United States Securities and Exchange Commission available under the Company's profile on EDGAR or upon request by contacting the Company's Corporate Secretary at (604) 638-3246.

About the North Bullfrog Project, Nevada

Corvus controls 100% of its North Bullfrog Project, which covers approximately 72 km² in southern Nevada. The property package is made up of a number of private mineral leases of patented federal mining claims and 865 federal unpatented mining claims. The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

The North Bullfrog project includes numerous prospective gold targets at various stages of exploration with four having NI 43-101 compliant mineral resources (Sierra Blanca, Jolly Jane, Mayflower and YellowJacket). The project contains a measured mineral resource of 3.86 Mt at an average grade of 2.55 g/t gold and 19.70 g/t silver, containing 316.5k ounces of gold and 2,445k ounces of silver, an indicated mineral resource of 1.81 Mt at an average grade of 1.53 g/t gold, and 10.20 g/t silver, containing 89.1k ounces of gold and 593.6k ounces of silver and an inferred resource of 1.48 Mt at an average grade of 0.83 g/t gold and 4.26 g/t silver, containing 39.5k ounces of gold and 202.7k ounces of silver for oxide mill processing. The mineral resource for the mill process was defined by Whittle[TM] optimization using all cost and recovery

data and a breakeven cut-off grade of 0.52 g/t gold. In addition, the project contains a measured mineral resource of 0.3 Mt at an average grade of 0.25 g/t gold and 2.76 g/t silver, containing 2.4k ounces of gold and 26.6k ounces of silver, an indicated mineral resource of 22.86 Mt at an average grade of 0.30 g/t gold and 0.43 g/t silver, containing 220.5k ounces of gold and 316.1k ounces of silver and an inferred mineral resource of 176.3 Mt at an average grade of 0.19 g/t gold and 0.67 g/t silver, containing 1,077.4k ounces of gold and 3,799.2k ounces of silver for oxide, heap leach processing. The mineral resource for heap leach processing was defined by Whittle^{TM} optimization using all cost and recovery data and a breakeven cut-off grade of 0.15 g/t.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Pontius is not independent of Corvus, as he is the CEO & President and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has coordinated execution of the work outlined in this news release and has approved the disclosure herein. Mr. Brechtel is not independent of Corvus, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Mark Reischman, Corvus Gold's Nevada Exploration Manager, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

For additional information on the North Bullfrog project, including information relating to exploration, data verification and the mineral resource estimates, see "Technical Report and Preliminary Economic Assessment for Combined Mill and Heap Leach Processing at the North Bullfrog Project, Bullfrog Mining District, NYE County, Nevada" dated June 16, 2015, which is available under Corvus Gold's SEDAR profile at www.sedar.com.

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration and development company, focused on its near-term gold-silver mining project at North Bullfrog, Nevada. In addition the Company controls a number of other North American exploration properties representing a spectrum of gold, silver and copper projects. Corvus is committed to building shareholder value through new discoveries and the expansion of those discoveries to maximize share price leverage in a recovering gold and silver market.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information: Ryan Ko
                      Investor Relations
                      Email: info@corvusgold.com
                      Phone: 1-844-638-3246 (toll free) or (604) 638-3246
                      Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple YellowJacket style high-grade zones, the Company's belief that the parameters used in the Whittle^{TM} pit optimization process are realistic and reasonable, the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for any mining or production at North Bullfrog, the potential for the Company to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and the Company's most recent filings with the United States Securities and Exchange Commission (the "SEC"). All of the Company's Canadian public disclosure filings in Canada may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the

basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure in our latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml. U.S. Investors are cautioned not to assume that any defined resource will ever be converted into SEC Industry Guide 7 compliant reserves.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.